September 9, 2011

By EDGAR Electronic Transmission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Darden Restaurants, Inc.

Form 10-K for the fiscal year ended May 29, 2011

Filed July 22, 2011

File No. 001-13666

Dear Ms. Cvrkel:

We are responding to your letter dated August 29, 2011 (“Comment Letter”), in which you provided comments on the Darden Restaurants, Inc. (the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 29, 2011 filed on July 22, 2011. We appreciate the Staff’s comments. For ease of reference, the Staff’s comment is repeated in boldface below, immediately followed by the Company’s response.

As requested in the Staff’s Comment Letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended May 29, 2011

Exhibit 13

Unearned Revenues, page 30

1.	We note that you recognize breakage for unused gift card amounts in proportion to actual gift card redemptions. We also note that during fiscal 2010 you changed your estimate of gift card breakage and adjusted unearned revenue with a corresponding reduction in gift card breakage of $20.4 million as a result of a significantly higher trend in gift card redemption. In light of such current consumer redemption behavior, the increase in gift card sales and that unearned revenue represented $200 and $172.7 million of your balance sheet at May 31, 2011 and 2010, respectively, please tell us and expand your unearned revenue policy footnote to disclose the estimate value or percentage of gift card sales that you recognize as breakage for each period presented and the period over which breakage is recognized. Furthermore, as part of your response, please describe for us your methodology for being able to reasonably and objectively determine the amount of gift card breakage in addition to the estimated time period of actual gift card redemption. We may have further comment upon receipt of your response.

Since the inception of our gift card program in fiscal 2001, we have captured all activation and redemption activity through our third party service provider. We use this historical information to reasonably and objectively estimate our gift card redemption and breakage patterns. We have statistically analyzed the redemption patterns over the life of the program and estimated that our gift cards are substantially redeemed over a 10 year period, with approximately 94% redeemed within the first three years after they are sold. We recognize breakage revenue for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption recognition” method. Although our estimated gift card redemption period continues to be 10 years, we have observed changes in the historical pattern of redemptions as a percentage of activations, within the estimated redemption period. We analyze these trends at least annually to validate our current breakage revenue estimate. As changes in these trends are identified, we update our breakage estimates accordingly.

During fiscal 2011, 2010 and 2009, we recognized gift card breakage revenue of $20.1 million, $1.4 million and $27.8 million, respectively. The fiscal 2010 decrease in breakage of $20.4 million noted in the Staff’s comment was related to a significant increase in overall redemptions identified as a result of our fiscal 2010 analysis, which was driven by a change in current consumer behavior as it relates to the redemption of gift cards that had been issued within the most recent four years. In fiscal 2011, we noted redemption patterns that were more reflective of those in 2009 and before.

In our future filings, including our upcoming Form 10-Q for the quarter ended August 28, 2011, we will include additional disclosure in the gift card breakage discussion of our unearned revenues footnote to clarify that the estimated time period of gift card redemption is 10 years. We historically have not disclosed annual breakage revenue as it has not been material with respect to our results of operations. If the amount of gift card breakage income becomes material in the future, we will disclose the amount or percentage in our unearned revenues footnote.

We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 407-245-5286 if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By:	/s/ C. Bradford Richmond
C. Bradford Richmond
Senior Vice President and Chief Financial Officer

2